Mail Stop 03-05
                                          December 13, 2004


Mr. Bruce Littell
Chief Executive Officer
Logistical Support, Inc.
19734 Dearborn Street
Chatsworth, CA 91311


Re:	Logistical Support, Inc.
	Registration Statement on Form SB-2
	File No. 333-120520, filed on 11/15/04

Dear Mr. Littell,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents

1. Please note that the table of contents must immediately follow the cover page. Your "Special Note Regarding Forward-Looking
Statements"
should appear later in the prospectus. Please revise the prospectus as appropriate. Refer to Item 502 of Regulation S-B.


The Company, page 1

2. Please revise to include a brief description of what you do to earn funds. Include your earnings/losses and revenues for the most recent audited period and interim stub. That financial snapshot will provide a context to help understand the other information you provide. Also, disclose here that you will need to raise additional capital to fund your operations and quantify the amount you need, if practicable.

3. We suggest a Recent Events section in the summary detailing the controversy involving Triumph Components.

The Offering, page 1

4. Disclose here the amount of the cash fee you paid Hunter.

Risk Factors, page 2

5. In the next amendment replace the all block capital headings with bold headings to improve readability.

We are dependent upon a single customer... all of your investment, page 2

6. Please revise this risk factor to more specifically identify and discuss the types of occurrences that would disqualify the company from bidding on government contracts.

We have recently been unable to rely upon payment by the Unites
States government... deplete our available working capital, page 4

7. Please provide a clearer account of the reasons for the government`s decision to deny you progress payments.

International expansion of our business may not be possible in light of changing regulations and international law, page 6

8. You state that you have "historically sold products in many countries outside the Unites States." However, on page 2 you disclose that 99% of your revenue is from products sold to the U.S.
government.  Please clarify.

Our officer and directors own or control approximately 53.19%...
market price of your common shares, page 8

9. Please expand the discussion of this risk to include more detailed disclosure regarding the potential adverse effect of concentrated share ownership by management on certain transactions that may provide a premium, or other benefit, to minority shareholders.

A large number of common shares are issuable... depress the prevailing market price for our shares, page 8

10. We note that this risk factor combines the risk of dilution and the risk of depressed market prices due to increased sales on the market. Please consider revising the prospectus to discuss in separate risk factors each of the above risks.

The Securities Purchase Agreement, page 10

11. With a view toward disclosure, please supplementally describe the nature of any relationships that may exist between the company and the selling shareholders or their principals.

General, page 10

12. We note that the Nov. 11, 2004 price of your stock was $1.80 per share. Please add an explanation of why your board approved the sale on Sept. 29th at twenty cents a share.

13. Also consider adding to the recent developments section a mention of the Nov. 11th sale and price per share.

14. Because there appears to be a new investment decision, whether to take cash or stock, still to be made by the selling shareholders, there appears to be uncertainty about whether the private placement has closed. Please supplementally provide us with your legal analysis.

Use of Proceeds, page 10

15. Please add a second paragraph describing the uses of the proceeds of the Sept. 29th private placement.

Description of Our Business, page 11

16. Much of the following account offers a generalized description of the government contracting business. Supplement it with a description of your business at the present time of the registration statement: What are the current products? How long do the contracts you presently have last? How many contracts are you currently competing for? How many do you typically compete for in a year? How many do you win? Since you only compete in multi-source contracts, do you have to interface with the other successful candidates?

Contracts for repair and overhaul, page 14

17. You state that your average bid ranges from $150,000 to $2,000,000. We believe that this range is so wide that it is of limited usefulness to investors. In addition, please consider disclosing the specific dollar amount of your mean and median contract bids.

Project Management, page 14

18. With a view toward disclosure, please supplementally tell us how you source the suppliers used for your contracts. In addition, please tell us whether either the U.S. government or the company requires special certification of, or otherwise applies special screening procedures to, suppliers of materials used to fulfill government contracts. Refer to 101(b)(5) of Regulation S-B.

Strategy, page 16

19. We note that the discussion of your mission and business strategy on your website differs from the discussion here. Please revise this section accordingly to include information found there or explain why that is not necessary.

Employees, page 16

20. Please specify how the employees are divided between the two subsidiaries and whether there is any overlap.

Biographical Information, page 18

21. Please provide a five year biography for Ms. Aikman, giving job title, company and start and stop dates in month/year format.

Involvement in Legal Proceedings, page 19

22. You reference a Chapter 11 bankruptcy and refer investors to a section entitled "Plan of Reorganization" for further information. We are unable to locate the referenced section or any other discussion of the bankruptcy. Please explain.

Critical Accounting Policies, page 22

23. We note that the Company records a provision for future parts
and
materials related to completed contracts as long term liabilities.
We
also note that the provision did not change from a balance of
$76,670
at December 31, 2003 to June 30, 2004. At September 30, 2004, the balance has nearly doubled to $141, 201. It appears that this provision is subject to estimation and inconsistent variability over time. Amend your filing to include a discussion of the method utilized in determining this liability in the Critical Accounting Policies section and/or the footnotes to the consolidated financial statements. Additionally, add disclosure that clarifies the nature of the liability and how these amounts arise in the normal course of business.

Year ended December 31, 2003 compared to December 31, 2002, page
23

24. We note the fourth paragraph of this section. Please explain what you mean by "the learning curve of job costing."

25. We note your discussion regarding the change in revenue and cost of sales for the year ended December 31, 2003 in relation to the prior year as being caused by obtaining new government contracts during 2003. Consistent with the guidance provided for in Financial
Reporting Release 72 regarding disclosure of known trends, events, demands, commitments, and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance, expand your discussion on the reasons for the increase including noting whether the increase is due to an increase in the volume of contracts, the dollar amount of the contracts, and/or contract type, whether this is a trend that is expected to continue, or not and also how these changes are related to the changes in the unbilled accounts receivable account.

26. Additionally, we note your discussion regarding the change in general and administrative expense for the year ended December 31, 2003 in relation to the prior year. You note that the decrease was due to reductions in factory expenses during 2003. Expand your discussion to explain the reasons for the reduction, whether the trend is expected to continue, and whether the new contracts obtained are expected to materially affect historic G&A expense levels.

27. Refer to your discussion of the significant decrease in gross margin for the six months ended June 30, 2004. To the extent practicable, please quantify each of the factors you list as contributing to this decrease. In addition, supplementally describe the reasons for the change in estimated profits on existing contracts and quantify that change. Explain how this occurrence is consistent with your representation (page F-13) that, during the six months ended June 30, 2004, there were no significant differences in your estimated profits on contracts as reported in prior year financial statements and the actual results.


28. Provide a similar discussion and quantification of the revised profit estimates that significantly increased your profit margin in the quarter ended September 30, 2004. We refer to the discussion on page 13 of your Form 10-QSB.


Six months ended June 30, 2004 compared to June 30, 2003, page 24

29. In the first paragraph of this section, you state that the increase in your revenues was due in part to "incurring additional costs on new and existing contracts." Please explain.

Liquidity and Capital Resources, page 25

30. We note in your discussion that management believes that it will have sufficient cash to sustain operations for the next twelve months. We note that the Company has not generated positive cash flows from operations over the last two and a half years, other than for the year ended December 31, 2003. It appears that the operations of the Company has been funded through the use of financing purchase orders with a 3rd party lender, converting accounts payable to notes, and increasing the length of time that payables are relieved. Please expand your discussion in this area to include a discussion of the following:

* Whether you expect the trend of financing operations in this manner is expected to continue.
* Discuss the total amount of purchase orders that can be financed under the existing agreement with MFR Funding Group, Inc.
* Discuss the conditions that led to the decision to convert payables to notes as well as the terms and conditions under which the notes must be re-paid and any limit on the amount of payables that can be converted in this manner.
* Discuss whether the timing of unbilled receivables conversion to cash is expected to stay consistent with prior periods and whether all unbilled receivables should be classified as current assets.
* How the Company concluded that it will have sufficient cash to fund operations for the next 12 months.

Consulting Agreement, page 25

31. Please file the agreement with GCH Capital.

32. Disclose the amount of the promissory note to GCH. If they will be paid a transaction fee for transactions regardless who finds them, please disclose.

Repurchase Option Agreement, page 25

33. Please supplementally tell us explain the circumstances surrounding the decision of October 15, 2004 to cancel certain agreements with GCH and its investors.

34. Please confirm, if true, that the private placement conducted in connection with the repurchase option agreement was completely terminated prior to registration.

Cash on Hand, page 26

35. Revise to discuss liquidity on a long term, that is, greater than one year, basis as well as on a short term basis.

Changes in and disagreements with accountants on accounting and financial disclosure, page 27

36. We note your representations in the third and last paragraph of this section regarding the engagement of new accountants. Please revise this section to include the representations required by Item
304 with respect to each resignation or dismissal of your accountants.

Legal Proceedings, page 28

37. Please consider including in this section your current dispute with Triumph and any similar disputes that are currently known.

Security ownership of certain beneficial owners and management, page
28

38. Please revise the notes to the table to disclose the individuals possessing voting and investment control for the Absolute Return
Europe Fund and the European Catalyst Fund, if known.

Description of Securities, page 29

39. Please include a discussion of the warrant.

Note 1 Organization and Significant Accounting Policies

Income Taxes, page F-9

40. We see that you converted to a C corporation as a result of the transaction with Bikini. Undistributed earnings of Sub-S registrants and partnerships should be reclassified to paid-in capital as of the date of conversion. Please refer, by analogy, to SAB Topic 4-B and revise your financial statements accordingly.

Notes to the Consolidated Financial Statements
Note 2 Other Receivable, page F-12

41. We note that the receivable is payable in monthly installments of
$1,000 with the balance being due on July 15, 2006. Therefore, it appears that only $12,000 of this receivable should be classified as current at December 31, 2003 and June 30, 2004. Please reclassify the appropriate portions of this receivable to non-current assets.

Note 9 Commitments and Contingencies, page F-15

42. Under the Guarantee subheading, we note your disclosure that the
Company is one of six guarantors of certain debt of an affiliated company at December 31, 2003 and June 30, 2004. Please amend your filing to include disclosures regarding the following, in accordance with FIN 45, paragraph 13:

* The nature of the debt, how and when the guaranty arose, and the events and circumstances that would require the Company to perform under the guarantee (paragraph 13a)
* The maximum potential amount of future payments (undiscounted) the
Company could be required to make under the guaranty. If the terms of the agreement provide for no limitation, that should be disclosed. If management is unable to develop an estimate of the maximum potential amount of future payments, the Company should disclose the reasons why it cannot estimate the maximum potential amount(paragraph
13b).
* The nature of any recourse provisions that would enable the Company to recover from 3rd parties any of the amounts paid under the guaranty and any assets held either as collateral or by 3rd parties that the Company can obtain and liquidate to recover all or a portion of the amounts paid under the guarantee (paragraph 13d).

Note 9 Commitments and Contingencies, pages F-14 - F-16

43. Refer to the subheading "Other Long-Term Liabilities" on page
F-
15. Supplementally tell us when this balance was recorded, how the amount was determined, and how and when you expect to settle or resolve it. In addition, supplementally describe the nature and computation of the significant increase in this balance at September
30, 2004. We may have additional comments upon review of your response.

Note 10 Subsequent Events, pages F-16 and F-17

44. Refer to the acquisition consulting agreement with GCH.   What
does the "success fee" represent and how is it computed? Did you issue a non-recourse promissory note to GCH and, if so, on what date did you issue it? What does the $20,000 "expense deferral fee" represent and how and when was it paid? How were these transactions impacted by the October 2004 settlement agreement? Please advise, supplementally. We may have further comments upon review of your response.

45. Refer to the October 1, 2004 financing transaction described on page F-17. Please expand your disclosures to clearly indicate how the common shares and warrants issued to HWM and to your legal counsel were valued. Quantify the net proceeds you will receive.

Other

46. Please update your document to comply with the requirements of Rule 3-10 (g) of Regulation S-B.

47. Please include an updated consent in any amendment to the filing.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Perdue at (202) 824-5536 or Margery Reich at (202) 942-1839, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel
Morris at (202) 824-5228 or me at (202) 942-1850 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Jennifer Post (Richardson & Patel)

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Logistical Support, Inc.
December 13, 2004
Page 1